Syndicated Resorts Association, Inc.

5530 South Valley View Blvd, Suite 105

Las Vegas, Nevada 89118

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Syndicated Resorts Association, Inc.
Registration Statement on Form S-1
File No. 333-222314

Ladies and Gentlemen:

In regard to the above referenced Registration Statement, Syndicated Resorts Association, Inc. (the “Company”) and its management acknowledge that:

●	Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William Barber
Chief Executive Officer
Syndicated Resorts Association, Inc.